February 29, 2016

Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

United States of America

Re: Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”)

Form 20-F for the Fiscal Year Ended December 31, 2014

Filed May 12, 2015

File No. 1-33422

Dear Ms. Thompson:

On behalf of Edenor, we are writing to confirm receipt of your letter dated February 23, 2016, related to the above-referenced Form 20-F (the “Letter”).  We expect to provide you with a response to the Letter by March 30, 2016.

Sincerely,

/s/ Leandro Montero

Name: Leandro Montero

Title: Chief Financial Officer